NORD RESOURCES CORPORATION
1 West Wetmore Road
Suite 203
Tucson, Arizona 85705
Tel: (520) 202-0266

September 11, 2007

MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs/Mesdames:

Nord Resources Corporation (the “Company”)
Amendment No. 1 to Preliminary Schedule 14A filed August 27, 2007
SEC File No. 001-08733

We write in response to Staff’s comment letter dated September 10, 2007. In connection with the Company’s Preliminary Schedule 14A Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2007, and all amendments filed with respect thereto, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

NORD RESOURCES CORPORATION

Per:

/s/ John Perry
John Perry
President and Chief Executive Officer